

Carlson Halloway-Factory · 3rd

CEO/President

Litchfield Park, Arizona, United States · 126 connections ·

Contact info

H-Factor Electrical LLC

 **ITT Technical Institute-Indianapolis**

Experience

President

H-Factor Electrical LLC

Jan 2019 – Present · 2 yrs 2 mos

Litchfield Park, AZ, United States

Electrical Contractor

Chief Executive Officer

Holloway-Factory Inc.

Sep 2014 – Present · 6 yrs 6 mos

Electrical Contractor



Independent Business Owner

ACN

Oct 2010 – Dec 2016 · 6 yrs 3 mos

President

CM Wiring, Inc

Nov 2003 – Aug 2011 · 7 yrs 10 mos
Greater Seattle Area

- Planned jobs, estimated, met with clients and procured material
- Worked as electrical foreman on residential as well as commercial jobs
- Supervised and completed multiple jobs simultaneously
- Lead, trained and coordinated employees   ...see more

North West Service Request Manager/Project Coordinator
IBM Global Services
Nov 1997 – Nov 2003 · 6 yrs 1 mo
Seattle, WA

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Education



ITT Technical Institute-Indianapolis
Master of Business Administration (MBA), Strategic Leadership Through the Management of People, Finance and Technology
2014 – 2016

ITT Technical Institute
BAS, Electronic Engeenering Technology
1997 – 2001

Skills & endorsements

Telecommunications · 14
 Endorsed by **2 of Carlson's colleagues at IBM**

Team Leadership · 10
 Endorsed by **2 of Carlson's colleagues at US Army**

Wireless · 7
Carlson Factory and 6 connections have given endorsements for this skill

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